United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Starbucks Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Starbucks Corporation

RE: The case for voting YES on Shareholder Proposal No. 7 on the 2023 Proxy Ballot (“Shareholder Proposal Regarding Annual Report on Company Operations in China”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 7 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

National Legal and Policy Center (“NLPC”) urges shareholders to vote YES on Proposal No. 7, which it sponsors, on the 2023 proxy ballot of Starbucks Corporation (“Starbucks” or the “Company”). The Resolved clause states:

Shareholders request that, beginning in 2023, Starbucks Corporation report annually to shareholders on the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company's reliance on activities conducted within, and under control of, the Communist Chinese government.

This report is necessary because:

1)Doing business with China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

2)The potential damage from Starbucks’s reliance on China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

3)Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to China.

Doing business with China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

STARBUCKS COFFEE
STARBUCKS COFFEE
OPEN
STARBUCKS COFFEE
STARBUCKS COFFEE
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China poses a unique challenge given its size, strength, and track record of restricting the freedom of its people and abusing their human rights.

Against this backdrop, it’s unrealistic and irresponsible for Starbucks to contend that doing business with China is comparable to other business risks disclosed in existing reports and filings – especially given the company’s dependence on China for revenue and supply.

To summarize the many challenges posed by China:

-	China is the second-largest country in the world by nominal GDP,[1] and the largest country in the world by GDP in purchasing power parity (PPP).[2]
-	The nation of China is ruled by the Chinese Communist Party (CCP), whose stated intention is to “become a global leader in terms of composite national strength and international influence.”[3]

What makes China’s size and increasing strength particularly troubling is that it is ruled by an authoritarian regime that abuses its own people and antagonizes its adversaries – including the United States. This includes:

1 https://data.worldbank.org/indicator/NY.GDP.MKTP.CD?most_recent_value_desc=true&view=map

2 https://www.cia.gov/the-world-factbook/field/real-gdp-purchasing-power-parity/country-comparison

3 http://www.chinadaily.com.cn/china/19thcpcnationalcongress/2017-11/04/content_34115212.htm

Human trafficking and oppression of ethnic minorities: The U.S. State Department’s 2022 Trafficking in Persons Report declared China a state sponsor of human trafficking, noting:

There was a government policy or pattern of widespread forced labor, including through the continued mass arbitrary detention of Uyghurs, ethnic Kazakhs, ethnic Kyrgyz, and members of other Turkic and/or Muslim minority groups in the Xinjiang Uyghur Autonomous Region (Xinjiang) under the guise of ‘vocational training’ and ‘deradicalization.’ Authorities continued to implement these policies in other provinces; targeted other religious minorities under their auspices; and sought the coerced repatriation and internment of religious and ethnic minorities living abroad through the use of surveillance, harassment, threats against them and their family members, and extradition requests.4

Since many companies in China are ultimately under the control of the CCP, they are – voluntarily or involuntarily – complicit in this human trafficking and oppression.

Cyber warfare: The U.S. Cybersecurity and Infrastructure Security Agency states that the CCP “engages in malicious cyber activities to pursue its national interests. Malicious cyber activities attributed to the Chinese government targeted, and continue to target, a variety of industries and organizations in the United States.”5

Escalating military threats: According to the U.S. Department of Defense, China now has the largest number of naval vessels of any military in the world; 975,000 active-duty military personnel, long-range precision strike systems, and hypersonic weapons. The 2022 China Military Power Report states that China’s “evolving capabilities and concepts continue to strengthen the PLA’s [People’s Liberation Army] ability to ‘fight and win wars’ against a ‘strong enemy’ (a euphemism likely for the United States), counter an intervention by a third party in a conflict along the PRC’s periphery, and project power globally.”[6]

China has recently demonstrated its intention to project power by repeatedly conducting military operations around Taiwan7 and sending large numbers of fighter jets into Taiwan’s Air Defense Zone.8 In regards to Taiwan, China’s ruler Xi Jinping has previously said, “The historical task of the complete reunification of the motherland must be fulfilled, and will definitely be fulfilled.”9

4 https://www.state.gov/wp-content/uploads/2022/04/337308-2022-TIP-REPORT-inaccessible.pdf

https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang

5 https://www.cisa.gov/uscert/china

6 https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

7 https://www.ibtimes.com/taiwan-intercepts-9-pla-military-aircraft-4-naval-ships-tensions-mount-china-3660368

8 https://www.cnn.com/2022/12/25/asia/taiwan-china-aircraft-incursions-intl-hnk/index.html

9 https://www.cnbc.com/2021/10/09/china-president-xi-jinping-on-reunification-with-taiwan.html

China is embarking on efforts to fully modernize its military by 2027, which according to the U.S. Department of Defense, “could give the PLA capabilities to be a more credible military tool for the Chinese Communist Party to wield as it pursues Taiwan unification.”10

In addition to the above issues, China presents other challenges, such as:

-The CCP’s crackdown on freedoms in Hong Kong.11

-The CCP’s “social credit” system, which monitors and punishes citizens – without due process – for certain behaviors, leading to potential blacklisting from travel, buying property, or taking out loans.12

-The CCP’s monitoring and control of the Internet in China, which prevents citizens from having open access to uncensored information.13

-Inhumane lockdowns of entire cities due to the CCP’s regressive Zero COVID policy.14

-The CCP’s abusive trade practices15 meant to dominate key U.S. industries.16

-The CCP’s wrongful detainment of U.S. citizens.17

-The CCP’s direct contribution to the fentanyl crisis that is destroying U.S. communities.18

It’s obvious that doing business with such an oppressive and hostile regime has significant risks that must be accounted for and mitigated. Any number of diplomatic, economic, or military events could trigger Starbucks to be cut off from both revenue and supply from China.

Shareholders deserve a report focused specifically on the nature and extent to which corporate operations depend on and are vulnerable to China.

Existing reports and filings are not transparent or specific enough to address these concerns.

The potential damage from Starbucks’s reliance on China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

While Starbucks generically discusses business risks in its mandatory regulatory filings, the risks specific to China should be addressed in more detail. The magnitude of its risk in China is not comparable to the general business risks disclosed by Starbucks, many of which are indistinguishable from the disclosures made by other public companies. China risk reaches across many parts of Starbucks’s business, including:

10 https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

11 https://www.cfr.org/backgrounder/hong-kong-freedoms-democracy-protests-china-crackdown

12 https://www.nytimes.com/2019/12/17/technology/china-surveillance.html

13 https://hir.harvard.edu/building-the-fire-wall/

14 https://www.cnn.com/2022/09/05/china/china-covid-lockdown-74-cities-intl-hnk/index.html

15 https://www.rubio.senate.gov/public/_cache/files/a312bb80-3195-4837-ab5d-b0db1c63a670/AFBFFB4AC8C6D94F89D83A1F55095554.01.31.22-smr-letter-to-secretaries-blinken-and-yellen-re-china-trips.pdf

16 https://enforcement.trade.gov/download/factsheets/factsheet-prc-steel-racks-ad-cvd-final-071819.pdf

17 https://www.politico.com/news/2022/06/19/families-biden-administration-americans-china-00040706

18 https://finance.yahoo.com/news/chinas-role-in-the-us-fentanyl-epidemic-152338423.html

Revenue risk

-	China is Starbucks’s second largest market, behind only the United States.
-	Starbucks has 5,358 stores in China, representing 15.8 percent of their total locations, with plans to open an additional 3,000 stores by 2025.[19] [20]
-	With sales in China representing 9.3 percent of global revenue, it appears that Starbucks is overly dependent on this higher-risk market.[21]

-Russia’s invasion of Ukraine in early 2022 provides recent evidence of how damaging a regional conflict can be. The loss of human life and the need for humanitarian assistance are, of course, the foremost concerns. However, these events also provide recent evidence of how quickly a regional conflict can shut off revenue in the affected region. Boeing lost 90 jet orders.22 McDonald’s shut down 850 locations in Russia, where it derived 9 percent of its annual revenue.23 BP took a $24-billion write-down from exiting Russia.24

-Compared to the companies mentioned above, Starbucks’s reliance on China, Japan, and the rest of Asia Pacific is substantially larger as a percentage of overall revenue. Starbucks’s vulnerability to disruption from China’s stated goal of “reunification” with Taiwan requires immediate and transparent analysis.

-The effects of regional conflict stemming from China’s hostility toward Taiwan would likely have ripple effects on the global economy, further damaging Starbucks’s business.

-According to a Federal Reserve report on the effects of war in Ukraine, “The increased geopolitical risks induced by the Russian invasion of Ukraine will weigh adversely on global economic conditions throughout 2022. Such effects are estimated in our model to reduce GDP and boost inflation significantly, exacerbating the policy trade-offs facing central banks around the world.”25

-It’s likely that an invasion of Taiwan would cause even more damage to the global economy, especially given the world’s reliance on semiconductors from Taiwan.26

19 https://investor.starbucks.com/financial-data/sec-filings/sec-filings-details/default.aspx?FilingId=16213124

20 https://www.inc.com/kelly-main/starbucks-works-with-chinese-government-in-a-bid-for-hyper-growth.html

21 https://investor.starbucks.com/financial-data/sec-filings/sec-filings-details/default.aspx?FilingId=16213124

22 https://www.cnn.com/2022/04/12/business/boeing-lost-orders/index.html

23 https://www.kiplinger.com/investing/stocks/604317/companies-pulled-out-of-russia

24 https://www.reuters.com/business/energy/bp-boosts-buybacks-profit-soars-highest-over-decade-2022-05-03/

25 https://www.federalreserve.gov/econres/notes/feds-notes/the-effect-of-the-war-in-ukraine-on-global-activity-and-inflation-20220527.html

26 https://www.cnbc.com/2021/03/16/2-charts-show-how-much-the-world-depends-on-taiwan-for-semiconductors.html

Operational risk

Starbucks has invested a considerable amount in its Chinese infrastructure. Thus, potential disruptions due to political, economic, regulatory, or health issues could negatively impact Starbucks’s investments in the region.

-	Starbucks has developed a domestic supply chain within China, training more than 30,000 farmers, building factories, and developing new markets within the country.[27]
-	Starbucks is opening the Starbucks Coffee Innovation Park in the summer of 2023. This is an approximately $150 million complex capable of roasting 135 million pounds of coffee a year, the largest of its kind outside the United States.[28]

-	Starbucks relies on “very strong relationships with government officials” to secure leases for cafés.[29] A deterioration of relationships could threaten café leases and other operations within China.

-	There is $4.2 billion worth of “long-lived assets” in China, representing 19.9 percent of Starbucks’s total “long-lived assets.”[30]

-	Starbucks’s operations in China are reliant upon Chinese corporations, such as Tencent and WeChat, for mobile transactions.[31]

-The Chinese government has a history of seizing the assets of corporations and forcing them to restructure their debt obligations, as was the case with Anbang Insurance Group,32 HNA Group,33 CEFC China Energy,34 and others.

-The Chinese government also has a history of intimidating companies and manipulating them, as in the cases of Apple,35 Marriott,36 Ant Group,37 Alibaba,38 and others. As a company with significant operations in China, Starbucks could also face intimidation from the Chinese government.

27 https://www.fastcompany.com/90807718/starbucks-in-china-the-untold-story

28 https://s22.q4cdn.com/869488222/files/doc_downloads/2022/09/CORRECTED-TRANSCRIPT_-SBUX_Morning-Session_Reviewed.pdf

29 https://www.npr.org/2005/11/08/4993846/starbucks-bets-on-a-chinese-expansion

30 https://investor.starbucks.com/financial-data/sec-filings/sec-filings-details/default.aspx?FilingId=16213124

31 https://stories.starbucks.com/stories/2016/starbucks-tencent-partnership/

32 https://www.reuters.com/article/us-china-anbang-regulation/china-seizes-control-of-anbang-insurance-as-chairman-prosecuted-idUSKCN1G7076

33 https://www.cnbc.com/2020/02/19/china-to-take-over-hna-group-and-sell-its-airline-assets-report-says.html

34 https://www.bloomberg.com/news/articles/2018-03-02/cefc-china-energy-seized-by-shanghai-government-scmp-reports#xj4y7vzkg

35 https://www.techtransparencyproject.org/articles/apple-censoring-its-app-store-china

36 https://www.wsj.com/articles/marriotts-broken-china-hotel-prague-uighurs-11637364746

37 https://www.wsj.com/articles/china-blocked-jack-mas-ant-ipo-after-an-investigation-revealed-who-stood-to-gain-11613491292

38 https://www.opindia.com/2022/12/alibaba-founder-jack-ma-shifts-to-japan-due-to-intimidating-tactics-of-ccp/

-Chinese Chairman Xi Jinping wrote to Mr. Schultz to say that he “hope(s) Starbucks will make active efforts to promote China-U.S. economic and trade cooperation and the development of bilateral relations.”39 The Washington Post believed that Chairman Jinping was asking Starbucks to lobby for Beijing to Washington and that Mr. Schultz was “wading into dangerous territory.”40

-A geopolitical situation comparable to the Russian and Ukrainian war could put pressure on Starbucks to cease operations in the region, as they did in Russia.41

Reputational and legal risk

Starbucks has an estimated brand value of $38.4 billion, making its brand one of its most valuable and important assets.42 There is a clear correlation between brand value and firm valuation. Reputational risks can damage a brand’s value, and thus the valuation of a firm.

Reputational risks from doing business with China are relevant to shareholders, especially since the CCP’s actions frequently conflict with Starbucks’s stated values and policies.

Privacy

-Starbucks has stated that their goal regarding data and privacy is to “respect and maintain your trust. In other words, we believe that taking care of you includes taking care of your data and privacy.”43

-This statement conflicts with the reality that Starbucks derives over 9 percent of its revenue from a country that runs a massive surveillance program on over one billion citizens.44

-The CCP tracks its citizens using facial recognition45 and monitoring of social media posts.46 They punish citizens using a “social credit” system that can cast out citizens from access to jobs, housing, and travel with no due process.47 They monitor movements and suppress dissent using QR codes.48

-While Starbucks can’t be blamed for the CCP’s surveillance of consumer devices, it can be held accountable for whether its technology is empowering customers or the CCP.

39 https://www.washingtonpost.com/opinions/2021/01/18/beijing-wants-us-business-leaders-plead-its-case-heres-why-they-shouldnt/

40 https://www.washingtonpost.com/opinions/2021/01/18/beijing-wants-us-business-leaders-plead-its-case-heres-why-they-shouldnt/

41 https://www.thestreet.com/markets/starbucks-exits-russia-market-following-mcdonalds-as-war-rages

42 https://brandfinance.com/press-releases/starbucks-grind-pays-off-as-its-named-most-valuable-restaurant-brand-for-5th-consecutive-year

43 https://www.starbucks.com/terms/privacy-policy/

44 https://worldcrunch.com/culture-society/china-surveillance-cameras

45 https://www.businessinsider.com/how-china-is-watching-its-citizens-in-a-modern-surveillance-state-2018-4?op=1

46 https://www.nytimes.com/2019/12/17/technology/china-surveillance.html

47 https://www.wired.co.uk/article/china-social-credit-system-explained

48 https://www.cnn.com/2022/06/15/china/china-zhengzhou-bank-fraud-health-code-protest-intl-hnk/index.html

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Mr. Schultz is aware of the dangers of technology. At the South by Southwest conference in Austin, TX in 2018, he said, “I think we're all recognizing that the use of technology, specifically social media platforms, is being weaponized against us.”[49]

Human rights and free expression

Starbucks’s website states that, “Our global commitment to fundamental human rights as a core component of the way we do business and how we engage our partners (employees), our business partners, and our customers and communities.”[50] This “Global Human Rights Statement” is “applicable to all Starbucks Partners, and we extend the expectations detailed in this statement to suppliers throughout our supply chain.”[51]

This statement conflicts with Starbucks’s behaviors in a number of ways:

-In a leaked memo, Starbucks discouraged employees from wearing clothing or accessories supporting the pro-democracy protests in Hong Kong; this memo was criticized as a sign of the company’s willingness to support China’s suppression of political dissent.52

-China’s embassy in the United States accused Starbucks of using coffee beans picked by workers under the age of 13 in Guatemala.53 There have been other accusations of Starbucks-certified coffee plantations using slave labor in Brazil.54 55 Given China’s ties to forced labor and coffee being among the commodities at highest risk for child labor internationally,56 Starbucks should assess all its work sites to verify there is no ongoing forced labor.57

Legal risks

-The White House cited WeChat, which Starbucks relies on for mobile transactions, as a national security concern due to its use as a tool by Chinese authorities to survey, intimidate, and amplify misinformation.58

49 https://www.cnn.com/2018/03/12/tech/howard-schultz-starbucks-sxsw/index.html

50 https://stories.starbucks.com/press/2020/global-human-rights-statement/

51 https://stories.starbucks.com/press/2020/global-human-rights-statement/

52 https://www.reuters.com/article/us-hongkong-protests-starbucks/starbucks-apologizes-after-staff-told-not-to-wear-pro-hong-kong-protest-items-idUSKBN1WP06N

53 http://us.china-embassy.gov.cn/eng/zmgx/zxxx/202208/t20220811_10740918.htm

54 https://news.mongabay.com/2018/09/slave-labor-found-at-starbucks-certified-brazil-coffee-plantation/

55 https://news.mongabay.com/2019/05/slave-labor-found-at-second-starbucks-certified-brazilian-coffee-farm/

56 https://www.fastcompany.com/90807718/starbucks-in-china-the-untold-story

57 https://www.nytimes.com/2021/12/23/us/politics/china-uyghurs-forced-labor.html

58 https://trumpwhitehouse.archives.gov/presidential-actions/executive-order-addressing-threat-posed-wechat/

-Starbucks has kept its presence in China and intends aggressive expansion, despite other American companies such as LinkedIn, Yahoo, Airbnb, and Jeep pulling out of the country.59

-Jose Fernandez, Under Secretary for Economic Growth, Energy, and the Environment, told member companies of the U.S.-China Business Council that commerce with China “brings risks that (U.S.) companies should not ignore.” Such risks include warrantless electronic surveillance, being forced to share corporate and customer data with the Chinese government, and “potential retaliation against companies that comply with U.S. or foreign sanctions.”60

Mark Dixon, founder of the Moral Rating Agency, summarized Starbucks’s China risk best: “If Starbucks distances itself from the Chinese regime now it may undermine its lucrative position in the country and end up with fewer customers in China, on which its share price hinges. If it doesn’t pull back, it may undermine its brand globally and end up with fewer customers in the West.”61

A company’s brand is a function of customer trust. When a company operates in direct violation of its stated values and policies, that trust can be broken and brand value damaged, in turn lowering the company’s market capitalization. Shareholders must have the ability to determine how Starbucks is specifically addressing the reputational and legal risks related to doing business with China.

Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to China.

-Starbucks does not provide a comprehensive breakout of their operations in China, with information provided only detailing the number of stores open, net revenue, “long-lived asset” values, trends in stores sales, and several generic risk disclosures for the country.62 Starbucks fails to detail critical information, such as their Chinese supply chain and infrastructure.

-Starbucks’s Global Environmental and Social Impact reports that Starbucks receives supplies from over 400,000 farms in 1,100 supply chains. In 2021, Starbucks only reviewed 525 coffee supply chains and found that 17 percent of them were in violation of their Coffee and Farmer Equity (C.A.F.E.) Practices standard.63 Starbucks does not adequate address how these violations, which include child and forced labor, are remedied. Despite Starbucks scoring a 100 percent on the pro-LGBTQ “Human Rights Campaign Corporate Equality Index,” the company’s suppliers recorded 326 violations of its human rights policies.64

59 https://www.fastcompany.com/90807718/starbucks-in-china-the-untold-story

60 https://www.state.gov/under-secretary-jose-w-fernandez-keynote-address-for-the-u-s-china-business-councils-gala-2021-the-way-forward/

61 https://www.fastcompany.com/90807718/starbucks-in-china-the-untold-story

62 https://investor.starbucks.com/financial-data/sec-filings/sec-filings-details/default.aspx?FilingId=16213124

63 https://stories.starbucks.com/uploads/2022/04/Starbucks-2021-Global-Environmental-and-Social-Impact-Report-1.pdf

64 https://www.hrc.org/resources/best-places-to-work-for-lgbtq-equality-2022

-While Starbucks evaluates most of its suppliers semi-annually, we believe Chinese suppliers should be evaluated at least annually given the country’s history of child and forced labor.

-For violations in the Global Environmental and Social Impact report, Starbucks did not disclose the geographical dispersion of these incidents, which would be valuable to investors given China’s history of child and forced labor.65

-SEC-mandated disclosures of material risk do not address Starbucks’s initiatives to mitigate those risks. According to SEC’s Division of Enforcement, “It is critical that public companies accurately disclose material business risks and timely disclose and account for loss contingencies that can materially affect their bottom line." 66

Starbucks’s 2022 10-K report states that “our China (market business unit) contributes meaningfully to both consolidated and International net revenues and operating income.”67 This reliance makes China a key risk for Starbucks, as there are a number of risks that could harm the company. If the Audit and Compliance Committee is already discussing significant risk exposures, which include “regular discussion of China”, then a report on the topics discussed should be easy to deliver and provide investors with meaningful insights.68

Conclusion

Doing business in and with China poses unique risks for Starbucks, especially in light of the company’s reliance on China for revenue and supply. While Starbucks insists that existing disclosures and voluntary reports account for these risks, that is not the case. These disclosures and reports are vague and do not address risks specific to doing business with China. The information is scattered among various reports, and meaningful information about Starbucks’s assessment and response to China-related risks is missing, leaving shareholders in the dark as to the extent and nature of this risk.

For this reason, we urge you to vote FOR Shareholder Proposal No. 7 on Starbucks’s 2023 Proxy requesting a report on the nature and extent to which Starbucks depends on, and is vulnerable to, doing business in and with Communist China.

65 https://stories.starbucks.com/uploads/2022/04/Starbucks-2021-Global-Environmental-and-Social-Impact-Report-1.pdf

66 https://www.sec.gov/news/press-release/2019-194

67 https://investor.starbucks.com/financial-data/sec-filings/sec-filings-details/default.aspx?FilingId=16213124

68 https://s22.q4cdn.com/869488222/files/doc_financials/2023/ar/Starbucks-2023-Proxy-Statement.pdf

Photo credits:

Page 2 – Starbucks in Shanghai, Shanghai Daddy/Creative Commons

Page 3 – Xi Jinping, UN Geneva/Creative Commons

Page 5 – Starbucks in Beijing, PictureWendy/Creative Commons

Page 6 – Workers at Shanghai Starbucks Reserve Roastery, Roastery.Starbucks.com

Page 8 – Howard Schultz at Tsinghua University, Stories.Starbucks.com

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Starbucks Corporation – Proposal #7 – the Shareholder Proposal Regarding an Annual Report on Company Operations in China, sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.